Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257113

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 24, 2023

Pricing Supplement dated             , 2023

(To Equity Index Underlying Supplement dated September 2, 2021,

Prospectus Supplement dated September 2, 2021, and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$                Leveraged Barrier Notes Linked to the Nikkei Stock Average Index due July 29, 2026

•

The Leveraged Barrier Notes (the “notes”) provide at least 1.835-to-1 (to be determined on the Trade Date) upside exposure to any increase in the level of the Nikkei Stock Average Index (the “Index”). If the level of the Index decreases by more than 25%, investors will be subject to a 1-to-1 downside exposure to any decrease in the level of the Index from the Initial Level, with up to 100% of the principal at risk.

•	For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount depending on the Closing Level of the Index on the Final Valuation Date (the “Final Level”) and will be calculated as follows:

a.	If the Final Level is greater than the Initial Level:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

b.	If the Final Level is equal to or less than the Initial Level but greater than or equal to the Barrier Level (75% of the Initial Level): $1,000

c.	If the Final Level is less than the Barrier Level:

$1,000 + ($1,000 × Percentage Change)

•	The notes do not pay interest.

•	The notes will not be listed on any securities exchange.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount (1)(2)	Proceeds to Issuer
Per Note	$1,000.00	Up to $25.00	At least $975.00
Total	$	$	$

(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts may be between $975.00 and $1,000.00 per note.

(2)

CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of up to $25.00 (2.50%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $929.50 and $949.50 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about July 31, 2023 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”), the prospectus supplement dated September 2, 2021 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated September 2, 2021 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112442/tm2123981d23_424b5.htm

•	Prospectus supplement dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

•	Prospectus dated September 2, 2021:

https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The Nikkei Stock Average Index (Bloomberg ticker: NKY)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$

Term:	Approximately three years

Trade Date:	Expected to be July 26, 2023

Original Issue Date:	Expected to be July 31, 2023 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)

Final Valuation Date:	Expected to be July 26, 2026, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Maturity Date:	Expected to be July 29, 2026, subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

•       If the Final Level is greater than the Initial Level:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

•       If the Final Level is equal to or less than the Initial Level but greater than or equal to the Barrier Level:

$1,000

•       If the Final Level is less than the Barrier Level:

$1,000 + ($1,000 × Percentage Change)

In this case, you will lose 1% of the principal amount for each 1% decrease in the level of the Index from the Initial Level. Accordingly, you may lose up to 100% of the principal amount.

Upside Participation Rate:	At least 183.50%, to be determined on the Trade Date.

Barrier Level:	75% of the Initial Level (rounded to two decimal places).

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Initial Level:	The Closing Level of the Index on the Trade Date.

Final Level:	The Closing Level of the Index on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13607XLH8 / US13607XLH88

Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level relative to the Initial Level. We cannot predict the Closing Level of the Index at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Index or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Index from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000

Hypothetical Upside Participation Rate:	183.50%

Hypothetical Initial Level:	1,000

Hypothetical Barrier Level:	750 (75% of the Initial Level)

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	$2,835.00	183.500%
1,750.00	75.00%	$2,376.25	137.625%
1,500.00	50.00%	$1,917.50	91.750%
1,250.00	25.00%	$1,458.75	45.875%
1,100.00	10.00%	$1,183.50	18.350%
1,050.00	5.00%	$1,091.75	9.175%
1,000.00(1)	0.00%	$1,000.00	0.000%
900.00	-10.00%	$1,000.00	0.000%
800.00	-20.00%	$1,000.00	0.000%
750.00(2)	-25.00%	$1,000.00	0.000%
740.00	-26.00%	$740.00	-26.000%
500.00	-50.00%	$500.00	-50.000%
250.00	-75.00%	$250.00	-75.000%
0.00	-100.00%	$0.00	-100.000%

(1)	The hypothetical Initial Level of 1,000 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Level.

(2)	This is the hypothetical Barrier Level.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change Is 5.00%.

The Final Level is 1,050.00, resulting in a Percentage Change of 5.00%. In this example, the Final Level is greater than the Initial Level, the Payment at Maturity would be $1,091.75 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 183.50%)

= $1,091.75

Example 1 shows that the notes provide a leveraged positive return if the Final Level is greater than the Initial Level.

Example 2: The Percentage Change Is -20.00%.

The Final Level is 800.00, resulting in a Percentage Change of 20.00%. In this example, the Final Level is equal to or less than the Initial Level but greater than or equal to the Barrier Level, the Payment at Maturity would be $1,000.00 per $1,000 principal amount.

Example 2 shows that the Payment at Maturity will equal the principal amount if the Final Level is at or below the Initial Level but at or above the Barrier Level, although the level of the Index has decreased moderately.

Example 3: The Percentage Change Is -75.00%.

The Final Level is 250.00, resulting in a Percentage Change of -75.00%. Because the Final Level is less than the Barrier Level, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the level of the Index from the Initial Level if the Final Level is less than the Barrier Level. You may lose up to 100% of your principal amount at maturity.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

•	You believe that the Final Level will be above the Initial Level.

•	You are willing to make an investment that is exposed to the negative performance of the Index on a 1-to-1 basis for each percentage point that the Final Level is less than the Initial Level if the Final Level is less than the Barrier Level.

•	You do not seek current income over the term of the notes.

•	You are willing to forgo dividends or other distributions paid on the securities included in the Index.

•	You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

•	You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be an appropriate investment for you if:

•	You believe that the level of the Index will decrease from the Initial Level to the Final Level or that it will not increase sufficiently to provide you with your desired return.

•	You are unwilling to make an investment that is exposed to the negative performance of the Index on a 1-to-1 basis for each percentage point that the Final Level is less than the Initial Level if the Final Level is less than the Barrier Level.

•	You seek full payment of the principal amount of the notes at maturity.

•	You seek current income over the term of the notes.

•	You want to receive dividends or other distributions paid on the securities included in the Index.

•	You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•	You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

You may lose some or all of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Level. The Bank will only repay you the full principal amount of your notes if the Final Level is equal to or greater than the Barrier Level. If the Final Level is less than the Barrier Level, you will be exposed on a 1-to-1 basis to any decrease in the level of the Index from the Initial Level to the Final Level. You may lose up to 100% of your principal amount.

The payment on the notes is not linked to the level of the Index at any time other than the Final Valuation Date.

The payment on the notes will be based on the Closing Level of the Index on the Final Valuation Date. Therefore, if the Closing Level of the Index declined as of the Final Valuation Date below the Barrier Level, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level of the Index on a date other than the Final Valuation Date. Although the actual levels of the Index at other times during the term of the notes may be higher than its Closing Level on the Final Valuation Date, the payment on the notes will not benefit from the Closing Level of the Index at any time other than the Final Valuation Date.

The notes are riskier than notes with a shorter term.

The notes are relatively long-dated. Therefore, many of the risks of the notes are heightened as compared to notes with a shorter term, as you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

The notes do not bear interest, and the return on the notes may be less than the return on a conventional debt security of comparable maturity.

You will not receive any interest payments on the notes. As a result, even if the Payment at Maturity exceeds the principal amount of your notes, the overall return on your notes may be less than you would have earned by investing in a conventional debt security of comparable maturity that bears interest at a prevailing market rate.

Reference Asset Risks

The notes will be subject to risks associated with non-U.S. companies.

The Index tracks the common stocks of non-U.S. companies. An investment in securities linked to the level of an index that tracks the common stocks of non-U.S. companies involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies’ common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could adversely affect the value of the notes.

The foreign securities tracked by such an index may have less liquidity and could be more volatile than the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may adversely affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Index and, as a result, the return on the notes.

The notes will not be adjusted for changes in exchange rates.

Although the equity securities that are included in the Index are traded in foreign currencies, and your notes are denominated in U.S. dollars, the Index and the amount payable on the notes will not be adjusted for changes in the exchange rates between the U.S. dollar and the foreign currencies. Changes in exchange rates, however, may also reflect changes in the foreign economies that in turn may affect the level of the Index, and therefore the return on your notes. The amount we will pay in respect of your notes will be determined solely in accordance with the procedures described in this pricing supplement.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Index or any securities included in the Index that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Index. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the level of the Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the level of the Index and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event has occurred on the scheduled Final Valuation Date, and make a good faith estimate in its sole discretion of the Final Level if the Final Valuation Date is postponed to the last possible day. See “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the level of the Index, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

INFORMATION REGARDING THE INDEX

The information below is a brief description of the Index. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

The Index is calculated, maintained and published by Nikkei Inc. The Index is a price-weighted equity index, which consists of 225 stocks in the 1st section of the Tokyo Stock Exchange. See “Index Descriptions—The Nikkei Stock Average Index” beginning on page S-29 of the accompanying underlying supplement for additional information about the Index.

In addition, information about the Index may be obtained from other sources, including, but not limited to, the Index sponsor’s website (including information regarding the Index’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Index is accurate or complete.

Historical Performance of the Index

The following graph sets forth daily Closing Levels of the Index for the period from January 1, 2018 to July 20, 2023. On July 20, 2023, the Closing Level of the Index was 32,490.52. We obtained the Closing Levels below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Index should not be taken as an indication of its future performance, and no assurances can be given as to the level of the Index at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your investment.

Historical Performance of the Index

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

With respect to the discussion in the underlying supplement regarding “dividend equivalent” payments, the IRS has issued a notice that provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer is a “specified entity” for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). For these purposes, a “specified shareholder” generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis, and an entity in respect of which the Issuer is a “specified entity” generally includes (i) an entity that is a specified shareholder of the Issuer (as defined above), (ii) an entity in which the Issuer (either alone or together with entities with whom the Issuer is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest, and (iii) an entity in which an entity described in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

For greater certainty, this summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, including the proposals released on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the Hybrid Mismatch Proposals. Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of up to $25.00 (2.50%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts may vary between 97.50% and 100.00% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 2.50% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.